OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

THE COMPANY

1. Name of issuer: Puer Products, dba Curbside Delivery

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Maurice Singleton III
Dates of Board Service:	November 4, 2019
Principal Occupation:	Self
Employer:	From launch to present
Dates of Service:	Small Business Consultant
Employer's principal business:	Business Administrator
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Serve2Go

FP: truCrowd

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**286**	**$10,010**	**$9,009**
Maximum Amount	**7,142**	**$249,970**	**$224,973**

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

Employer's principal business:	IT Data Development Security
Title:	Founder
Dates of Service:	1/1/2017 - Present
Responsibilities:	Lead Administrator
Employer:	GO-ID
Employer's principal business:	Digital Identification
Title:	Founder
Dates of Service:	11/2018
Responsibilities:	Lead Administrator

Name:	Eric Sealey
Dates of Board Service:	11/04/19
Principal Occupation:	Chief Compliance Officer
Employer:	Puer Products
Dates of Service:	From launch to present
Employer's principal business:	E-Commerce Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	ICE Data Services
Employer's principal business:	Financial Services
Title:	Cost Basis Taxation Department Manager --- and --- Class Action Litigation Department Manager
Dates of Service:	December 14, 2015 - December 2019
Responsibilities:	Corporate Actions, and Cost Basis Taxation --- and --- Securities class action services

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

Name:	David Mitchell
Dates of Board Service:	11/4/2019 - Present
Principal Occupation:	CFO
Employer:	Puer Products
Dates of Service:	11/4/2019 - Present
Employer's principal business:	E-Commerce Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	no prior positions
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	A.M. Best
Employer's principal business:	Wall Street Analytics
Title:	Senior Financial Analyst
Dates of Service:	Jan 2000-March 2020
Responsibilities:	Manage financial strength and debt
	ratings for high-profile insurance companies

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Maurice Singleton III
Title:	Chairman/CEO
Dates of Service:	November 4, 2019
Responsibilities:	Lead Administrator
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Serve2Go
Employer's principal business:	IT Data Development Security
Title:	Founder
Dates of Service:	1/1/2017 - Present
Responsibilities:	Lead Administrator
Employer:	GO-ID
Employer's principal business:	Digital Identification
Title:	Founder
Dates of Service:	11/2018
Responsibilities:	Lead Administrator

Name:	Eric Sealey
Title:	Chief Compliance Officer
Dates of Service:	November 4, 2019
Responsibilities:	Compliance Documentation
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	ICE Data Services
Employer's principal business:	Financial Services
Title:	Cost Basis Taxation Department Manager --- and --- Class Action Litigation Department Manager
Dates of Service:	December 14, 2015 - December 2019
Responsibilities:	Corporate Actions, and Cost Basis Taxation --- and --- Securities class action services

FP: truCrowd

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**286**	**$10,010**	**$9,009**
Maximum Amount	**7,142**	**$249,970**	**$224,973**

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

Name:	David Mitchell
Title:	Chief Financial Officer
Dates of Service:	11/4/2019 - Present
Responsibilities:	Financial Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	no prior positions
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	A.M. Best
Employer's principal business:	Wall Street Analytics
Title:	Senior Financial Analyst
Dates of Service:	Jan 2000-March 2020
Responsibilities:	Manage financial strength and debt
	ratings for high-profile insurance companies

Name:	Adrian Obleton
Title:	Chief Operating Officer
Dates of Service:	07/01/2020 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	no prior positions
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

Employer:	Turbonomic
Employer's principal business:	Boston Ma.
Title:	Strategy and Operations Manager
Dates of Service:	Jan 2020 to Present
Responsibilities:	Designed/developed Tableau dashboard
	to enable reporting of SaaS metrics
Employer:	TA Associates
Employer's principal business:	Boston, Ma.
Title:	Technology Associate
Dates of Service:	Aug 2019-Jan 2020
Responsibilities:	Identified potential investments by
	managing relationships with founders/Sr. execs
Employer:	Bain and Company
Employer's principal business:	Atlanta, Ga.
Title:	Associate Consultant
Dates of Service:	July 2017-July 2019
Responsibilities:	Developed strategy for roll out of Agile teams across business organization

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Maurice Singleton III	410,000 shares of Common Stock	45.5%





Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**286**	**$10,010**	**$9,009**
Maximum Amount	**7,142**	**$249,970**	**$224,973**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Puer Products

David Mitchell – CFO
Eric Sealey - Chief Compliance Officer
Maurice Singleton – CEO

Curbside DELIVERY™

Our Mission

We **create economic opportunity** for business owners to contribute to society and the communities around them









FP: truCrowd

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**286**	**$10,010**	**$9,009**
Maximum Amount	**7,142**	**$249,970**	**$224,973**

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

Consumer Problem

Consumers want to shop online with Small & Mid size businesses with the same level of service and experience they've come to expect in all online interactions.

Consumer Validation

300%

Spike in Online sales

4,450%

Increase in daily downloads on specialty business list

7,043%

YoY Increase in Yelp searches for small owned businesses

Sources: Q2 2020 Yelp Economic Average, Google Trends

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

Market Size

$17B
Total Addressable Market

$15B
US Online Sales from businesses with 500 or less employees

$2B
US Online Sales from minority-owned businesses

Our solution



Platform	• Online B2C marketplace built on a best in class platform designed to give users and sellers the high-quality experience they've come to expect from their online interactions	
Target Consumer	• Desire to support small/midsiize business in their communities	• Desire to support small to midsize businesses
Seller Profile	• Small-medium size businesses	• Products and services owned by historically underrepresented companies.

FP: truCrowd

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

Projections

Net Revenue Forecast


$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Sep 2020
Oct 2020
Nov 2020
Dec 2020
Jan 2021
Feb 2021
Mar 2021
Apr 2021
May 2021
Jun 2021
Jul 2021
Aug 2021
Sep 2021

Milestones

- **Launch Beta** on Sept 15th
- **Roll out publicly** on September 25th with 10+ high quality vendors
- **Reach $200K in Monthly Transactions** by December 31st with 100+ vendors on the platform

The Management Team



Adrian Obleton

- Chief Operating Officer
- Consulting for Bain & Company
- PE with TA Associates
- Corporate Strategy
- Software development
- Early admitted to HBS



David Mitchell

- CFO
- Senior Financial Analyst for AM Best Company (Credit Rating Agency)
- Specific expertise in Treasury, Financial Reporting and Investment Accounting.



Catherine Powlette

- CMO
- Masters of Science in Media Management from The New School
- Creative marketing and digital for Roc Nation Sports
- Digital Activation at Microsoft



Eric Sealey

- Chief Compliance Officer
- Tax Manager for ICE Data Services Inc.[1]
- Class Actions Litigations Manager for ICE Data Services Inc.
- Director Class Action Litigations Department for Xcitek Inc.



Maurice Singleton

- Chairman/CEO
- Director of Programming MJI[2]
- Business Manager to several Celebrity Clients.
- Creator and Producer of A-level content: Grammy's, Delta, Sony, Burger King, KFC, McDonalds, Citi.
- Customer Experience Award winner

1: ICE Data Services is a subsidiary of the New York Stock Exchange
2: MJI is now iHeart Media

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

Financial Projection Detail

Curbside Profit Estimate

		Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020	Jan 2021	Feb 2021	Mar 2021	Apr 2021	May 2021	Jun 2021	Jul 2021	Aug 2021	Sep 2021
Revenue															
Site Visits			5,000	5,750	6,613	8,596	7,737	9,284	11,141	13,369	16,043	19,251	23,101	27,722	33,266
Avg Sales Per Visit			25	25	25	25	25	25	25	25	25	25	25	25	25
Gross Revenue			125,000	143,750	165,313	214,906	193,416	232,099	278,519	334,222	401,067	481,280	577,536	693,043	831,652
% MoM site visit growth				15%	15%	30%	-10%	20%	20%	20%	20%	20%	20%	20%	20%
Referral Fee %			7%	7%	7%	7%	7%	7%	7%	7%	7%	7%	7%	7%	7%
Net Revenue			$8,750	$10,063	$11,572	$15,043	$13,539	$16,247	$19,496	$23,396	$28,075	$33,690	$40,428	$48,513	$58,216
COGS															
R&D			3,750	4,313	4,959	6,447	5,802	6,963	8,356	10,027	12,032	14,438	17,326	20,791	24,950
Total COGS			3,750	4,313	4,959	6,447	5,802	6,963	8,356	10,027	12,032	14,438	17,326	20,791	24,950
Gross Margin			$5,000	$5,750	$6,613	$8,596	$7,737	$9,284	$11,141	$13,369	$16,043	$19,251	$23,101	$27,722	$33,266
Opex															
Payroll		7,000	7,000	7,000	10,200	10,200	10,200	10,200	10,200	11,200	11,200	11,200	11,200	11,200	18,585
Marketing			9,375	9,375	9,375	9,375	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167
Total Opex		$7,000	$16,375	$16,375	$19,575	$19,575	$14,367	$14,367	$14,367	$15,367	$15,367	$15,367	$15,367	$15,367	$22,751
EBITDA		($7,000)	($11,375)	($10,625)	($12,963)	($10,979)	($6,630)	($5,083)	($3,226)	($1,998)	$676	$3,885	$7,735	$12,355	$10,515

Marketing Plan

- Target Audience
  - Men and Women
  - Ages: 18 and up
  - Interest: health, tech, and online shopping
- USP
  - We create economic opportunity for the small business owner
- Marketing Materials
  - Social Media
  - TV Advertisement

FP: truCrowd

OFFERING STATEMENT

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

Marketing Plan 2

- Online Marketing Strategy
  - Keyword Strategy
  - Search Engine Optimization Strategy
  - Paid Online Advertising Strategy
  - Social Media Strategy.

 @CurbsideDeliv1

Partnerships

- Technical
  - Sezzle – Monthly payment plans
  - Route – delivery tracking, package insurance
  - XPS- Postage and Shipping labeling platform
- Vendors
  - TVA Media (National TV campaign)

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**286**	**$10,010**	**$9,009**
Maximum Amount	**7,142**	**$249,970**	**$224,973**

Competition

	Examples	Our Advantage
POC Focused Online Shopping		
General Marketplaces	• Amazon • Etsy • Shopify	• Appeal to consumers who want to support SMPs along with women and minority-owned businesses

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The COVID-19 pandemic has adversely impacted, and poses risks to, our business, results of operations and financial condition, the nature and extent of which are highly uncertain and unpredictable. Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**286**	**$10,010**	**$9,009**
Maximum Amount	**7,142**	**$249,970**	**$224,973**

weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

You will bear the risk if a decline in the value of our common stock occurs between the pricing date for the Series A Mandatory Convertible Preferred Stock and the Mandatory Conversion Date.

The SEC requires the company to identify risks that are specific to its business and its financial condition.

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

● negative publicity; or

● exposure to liability claims.

Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

Any one or more of the foregoing occurrences could hae a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

This is a brand-new company. We were formed in 2019, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

We compete with other companies. A number of competitors exist that either provide online content supporting the crowdfunding industry or aggregate available deals. Not all of these companies currently charge for their services. Currently, no identified competitors exist that are providing this spectrum of services. As crowdfunding grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

• The company will need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently

FP: truCrowd

OFFERING STATEMENT

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

 It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization

requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

Management has broad discretion as to the use of proceeds. The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors will play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many

FP: ▲ truCrowd

OFFERING STATEMENT

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities.

The number of shares of our common stock that you will receive upon mandatory conversion of the Series A Mandatory Convertible Preferred Stock is fixed.

Specifically, if the Applicable Value of our common stock is less than the Initial Price of $0.35 , the value of our common stock that you would receive upon mandatory conversion of each share of the Series A Mandatory Convertible Preferred Stock will be less than the $3.50 Liquidation Preference, and an investment in the Series A Mandatory Convertible Preferred Stock would result in a loss, without taking into consideration the payment of dividends. Accordingly, you will bear the risk of a decline in the value of our common stock. Any such decline could be substantial.

The opportunity for equity appreciation provided by your investment in the Series A Mandatory Convertible Preferred Stock is less than that provided by a direct investment in our common stock.

Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

The market value of each share of our common stock that you would receive upon mandatory conversion of each share of the Series A Mandatory Convertible Preferred Stock on the Mandatory Conversion Date will only exceed the Liquidation Preference of $3.50 per share of the Series A Mandatory Convertible Preferred Stock if the Applicable Value of our common stock exceeds the Threshold Price of $0.35 , subject to adjustment.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Our screen technology is based on sophisticated software and hardware systems, and we may encounter delays when developing new technology solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

 interruption of business operations;

 delay in market acceptance;

 additional development and remediation costs;

 diversion of technical and other resources;

 loss of customers;

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

The value of our common stock, which may fluctuate significantly, will directly affect the value for the Series A Mandatory Convertible Preferred Stock.

We expect that, generally, the value of our common stock will significantly affect the value of the Series A Mandatory Convertible Preferred Stock. This may result in greater volatility in the value of the Series A Mandatory Convertible Preferred Stock than would be expected for nonconvertible preferred stock. Significant fluctuations in the economy and consumer trends may result not only from general market conditions but also from a change in sentiment in the market regarding our operations, business prospects, future funding or this offering.

Additional Risks:

Developments in our business generally;

Quarterly variations in our operating results;

Regulatory changes affecting our operations;

Operating results that vary from the expectations of management, securities analysts and investors;

Changes in expectations as to our future financial performance;

Announcements of strategic developments, significant contracts, loss of significant contracts, acquisitions, divestitures or other dispositions and other material events by us or our competitors;

The operating and performance of other companies that investors believe are comparable to us;

Future sales of our equity or equity-related securities; and

Economic conditions and monetary and other governmental actions designed to address those conditions.

In addition, we expect that the value of the Series A Mandatory Convertible Preferred Stock may be influenced by yield and interest rates in the capital markets, the time remaining to the Mandatory Conversion Date, our creditworthiness and the occurrence of certain events affecting us that do not require an adjustment to the Fixed Conversion Rates.

Payment of the Fundamental Change Dividend Make-Whole Amount upon the occurrence of certain fundamental changes may not adequately compensate you.

If a Fundamental Change (as defined in "Description of Series A Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount") occurs on or prior to the Mandatory Conversion Date, holders will be entitled to convert their Series A Mandatory Convertible Preferred Stock during the Fundamental Change Conversion Period at the Fundamental Change Conversion Rate (in each case as defined in "Description of Series A Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount").

In addition, with respect to Series A Mandatory Convertible Preferred Stock converted during the Fundamental Change Conversion Period, you will also receive, among other consideration, a Fundamental Change Dividend Make-Whole Amount. Although this adjustment to the conversion rate and the payment of the Fundamental Change Dividend Make-Whole Amount are designed to

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

compensate you for the lost option value of the Series A Mandatory Convertible Preferred Stock and lost dividends as a result of a Fundamental Change, they are only an approximation of such lost value and lost dividends and may not adequately compensate you for your actual loss. Furthermore, our obligation to adjust the conversion rate in connection with a Fundamental Change and pay the Fundamental Change Dividend Make-Whole Amount (whether in cash or shares of our common stock or any combination thereof) could possibly be considered a penalty under state law, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies and therefore may not be enforceable in whole or in part.

The conversion rate of the Series A Mandatory Convertible Preferred Stock will not be adjusted for many events that may adversely affect the value of the Series A Mandatory Convertible Preferred Stock or our common stock issuable upon conversion of the Series A Mandatory Convertible Preferred Stock.

The number of shares of our common stock that you are entitled to receive upon conversion of the Series A Mandatory Convertible Preferred Stock is subject to adjustment for stock splits and combinations, stock dividends and certain other transactions described in "Description of Series A Mandatory Convertible Preferred Stock." See "Description of Series A Mandatory Convertible Preferred Stock—Anti-Dilution Adjustments" for further discussion of anti-dilution adjustments. However, other events, such as employee and director grants that are settled in common stock and option grants or offerings of our common stock or securities convertible into shares of our common stock (other than those set forth in "Description of Series A Mandatory Convertible Preferred Stock Anti Dilution Adjustments") for cash or in connection with acquisitions, which may adversely affect the market price of our common stock, may not result in any adjustment. Further, if any of these other events adversely affects the value of our common stock, it may also adversely affect the value of the Series A Mandatory Convertible Preferred Stock. In addition, the terms of the Series A Mandatory Convertible Preferred Stock do not restrict our ability to offer common stock or securities convertible into common stock in the future or to engage in other transactions that could dilute our common stock. We have no obligation to consider the interests of the holders of the Series A Mandatory Convertible Preferred Stock in engaging in any such offering or transaction.

Purchasers of the Series A Mandatory Convertible Preferred Stock may be adversely affected upon the issuance of a new series of preferred stock ranking equally with the Series A Mandatory Convertible Preferred Stock.

The terms of the Series A Mandatory Convertible Preferred Stock will not restrict our ability to offer a new series of preferred stock that ranks equally with the Series A Mandatory Convertible Preferred Stock as to dividend payments or liquidation preference in the future. We have no obligation to consider the specific interests of the holders of the Series A Mandatory Convertible Preferred Stock in engaging in any such offering or transaction.

You will have no rights with respect to our common stock until the Series A Mandatory Convertible Preferred Stock is converted, but you may be adversely affected by certain changes made with respect to our common stock.

You will have no rights with respect to our common stock, including voting rights, rights to respond to common stock tender offers, if any, and rights to receive dividends or other distributions on our common stock, if any (other than through a conversion rate adjustment), prior

FP: truCrowd

OFFERING STATEMENT

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

to the Conversion Date (as defined herein), in the case of an Early Conversion (as defined herein) or Early Fundamental Change Conversion, or the last Trading Day of the Settlement Period, in the case of a conversion on the Mandatory Conversion Date (as those terms are defined herein), but your investment in the Series A Mandatory Convertible Preferred Stock may be negatively affected by these events. Upon conversion, you will be entitled to exercise the rights of a holder of the shares of common stock issuable upon conversion only as to matters for which the record date occurs after the date you are deemed to be a record holder of those shares. For example, in the event that an amendment is proposed to our Charter requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed to be a record holder of the shares issuable upon conversion of your Series A Mandatory Convertible Preferred Stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or rights of our common stock. See "Description of Capital Stock" in the accompanying prospectus for further discussion of our common stock.

You will have no voting rights except under limited circumstances.

You will have no voting rights, except with respect to certain amendments to the terms of the Series A Mandatory Convertible Preferred Stock, in the case of certain dividend arrearages, in certain other limited circumstances and except as specifically required by Delaware law. You will have no right to vote for any members of our board of directors except in the case of certain dividend arrearages. If dividends on any shares of the Series A Mandatory Convertible Preferred Stock (i) have not been declared and paid, or (ii) have been declared but a sum of cash or number of shares of our common stock sufficient for payment thereof has not been set aside for the benefit of the holders thereof on the applicable record date, in each case, for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the holders of shares of Series A Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other classes or series of our preferred stock ranking equally with the Series A Mandatory Convertible Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding-up and having similar voting rights, which includes the Series A Mandatory Convertible Preferred Stock, may be entitled to elect a total of two additional members of our board of directors, subject to the terms and limitations described in the section of this prospectus supplement entitled "Description of Series A Mandatory Convertible Preferred Stock—Voting Rights."

Voting Rights

The holders of the Series A Mandatory Convertible Preferred Stock will not have any voting rights, except as described below and as specifically required by Delaware law from time to time.

Whenever dividends on any shares of the Series A Mandatory Convertible Preferred Stock (i) have not been declared and paid, or (ii) have been declared but a sum of cash or number of shares of our common stock sufficient for payment thereof has not been set aside for the benefit of the holders thereof on the applicable Record Date, for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods (a "Nonpayment"), the authorized number of directors on our board of directors will, at the next annual meeting of stockholders or at a special meeting of stockholders as provided below, automatically be increased by two and the holders of the Series A Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of Voting Preferred Stock then outstanding, may be entitled, at our next annual

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

meeting or at a special meeting of stockholders, if any, to fill such newly created directorships by electing two additional directors (the "Preferred Stock Directors"); provided, however, that the election of any such directors will not cause us to violate any applicable state or federal law, rule or regulation, our amended bylaws as in effect on the date of initial issuance of the Series A Mandatory Convertible Preferred Stock or the corporate governance requirements of The New York Stock Exchange (or any automated quotation system on which our securities may be valued) for listed or quoted companies to have a majority of independent directors; and provided, further, that our board of directors shall, at no time, include more than two Preferred Stock Directors. In the event of a Nonpayment, the holders of record of at least 25% of the shares of the Series A Mandatory Convertible Preferred Stock and any other series of Voting Preferred Stock may request that a special meeting of stockholders be called to elect such Preferred Stock Directors (provided, however, that if our next annual or a special meeting of stockholders is scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Stock Directors, to the extent otherwise permitted by our amended bylaws, will, instead, be included in the agenda for and will be held at such scheduled annual or special meeting of stockholders). The Preferred Stock Directors will stand for reelection annually, and at each subsequent annual meeting of the stockholders, so long as the holders of the Series A Mandatory Convertible Preferred Stock continue to have such voting rights.

At any meeting at which the holders of the Series A Mandatory Convertible Preferred Stock are entitled to elect Preferred Stock Directors, the holders of record of a majority of the then outstanding shares of the Series A Mandatory Convertible Preferred Stock and all other series of Voting Preferred Stock, present in person or represented by proxy, will constitute a quorum and the vote of the holders of a majority of such shares of the Series A Mandatory Convertible Preferred Stock and other Voting Preferred Stock so present or represented by proxy at any such meeting at which there shall be a quorum shall be sufficient to elect the Preferred Stock Directors.

"Voting Preferred Stock" means any series of our preferred stock, other than the Series A Mandatory Convertible Preferred Stock, ranking equally with the Series A Mandatory Convertible Preferred Stock either as to dividends or to the distribution of assets upon liquidation, dissolution or winding-up and upon which like voting rights for the election of directors have been conferred and are exercisable. Whether a plurality, majority or other portion in voting power of the Series A Mandatory Convertible Preferred Stock and any other Voting Preferred Stock have been voted in favor of any matter shall be determined by reference to the respective Liquidation Preference amounts of the Series A Mandatory Convertible Preferred Stock and such other Voting Preferred Stock voted. Our Series A Mandatory Convertible Preferred Stock will constitute Voting Preferred Stock so long as the right of the holders of our Series A Mandatory Convertible Preferred Stock to vote in the election of Preferred Stock Directors is exercisable. For the avoidance of doubt, holders of any Voting Preferred Stock, including any outstanding shares of Series A Mandatory Convertible Preferred Stock and any additional Series of Mandatory Convertible Preferred Stock will collectively have the right, but only under the circumstances described above, to collectively elect no more than two Preferred Stock Directors.

The Series A Mandatory Convertible Preferred Stock will rank junior to all of our and our subsidiaries' consolidated liabilities.

In the event of a bankruptcy, liquidation, dissolution or winding-up, our assets will be available to pay obligations on the Series A Mandatory Convertible Preferred Stock only after all of our

FP: 🔷 truCrowd

OFFERING STATEMENT

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

consolidated liabilities have been paid. In the event of a bankruptcy, liquidation, dissolution or winding-up, there may not be sufficient assets remaining, after paying our and our subsidiaries' liabilities, to pay amounts due on any or all of the Series A Mandatory Convertible Preferred Stock and Series A Mandatory Convertible Preferred Stock then outstanding.

We may be unable to, or may choose not to, pay dividends on the Series A Mandatory Convertible Preferred Stock, or our common stock at current or planned rates or at all.

Any future payments of cash dividends, and the amount of any cash dividends we pay, on the Series A Mandatory Convertible Preferred Stock, and our common stock will depend on, among other things, our financial condition, capital requirements and results of operations, and the ability of our subsidiaries and investments to distribute cash to us, as well as other factors that our board of directors may consider relevant. If we were to reduce the amount of cash dividends per share payable on our common stock, fail to increase the amount of those cash dividends per share in the future or cease paying those cash dividends altogether, it may have an adverse impact on the value of our common stock and the Series A Mandatory Convertible Preferred Stock . Likewise, if we fail to declare or pay scheduled dividends on the Series A Mandatory Convertible Preferred Stock on the scheduled dividend payment dates, it would likely have a material adverse impact on the value of the Series A Mandatory Convertible Preferred Stock, and would prohibit us, under the terms of the Series A Mandatory Convertible Preferred Stock and , from paying cash dividends on or repurchasing shares of our common stock (subject to limited exceptions) until such time as we have paid all accumulated and unpaid dividends on the Series A Mandatory Convertible Preferred Stock.

Credit facilities, indentures or other financing agreements that we enter into in the future may contain provisions that restrict or prohibit our ability to pay cash dividends on our capital stock, including the Series A Mandatory Convertible Preferred Stock . If at any time our credit facilities, indentures or other financing agreements prohibit the payment of cash dividends on the Series A Mandatory Convertible Preferred Stock, we will be unable to pay such dividends unless we can refinance amounts outstanding under those financing agreements or obtain an amendment or waiver of the applicable restrictions. We are under no obligation to attempt to refinance such amounts or seek such an amendment or waiver, nor can there be any assurance that we would be successful in doing so. In such circumstance, we may instead elect to defer the payment of dividends or to pay the dividend in shares of common stock.

If upon (i) mandatory conversion, (ii) an Early Conversion at the option of a holder or (iii) an Early Fundamental Change Conversion, we have not declared and paid all or any portion of the accumulated dividends payable on the Series A Mandatory Convertible Preferred Stock for specified periods, converting holders will receive an additional number of shares of our common stock having a value generally equal to the amount of such undeclared, accumulated and unpaid dividends, subject to the limitations described under "Description of Series A Mandatory Convertible Preferred Stock—Mandatory Conversion," "Description of Series A Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder" and "Description of Series A Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount," respectively. In the case of mandatory conversion or Early Fundamental Change Conversion, if these limits to the adjustment of the conversion rate are reached, we will be required under the terms of the Series A Mandatory Convertible Preferred Stock to pay the shortfall in cash if we are legally permitted to

FP: truCrowd

OFFERING STATEMENT

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

do so. We will not have an obligation to pay the shortfall if these limits to the adjustment of the conversion rate are reached in the case of an Early Conversion at the option of the holder.

Puer Products, Inc.'s ability to pay dividends and meet its debt and other obligations depends almost entirely on cash flows from its subsidiaries and joint ventures and other entities in which it has invested and, in the short term, its ability to raise capital from external sources. In the long term, cash flows from the subsidiaries and the joint ventures and other entities in which we have invested depend on their ability to generate operating cash flows in excess of their expenditures, common and preferred stock dividends (if any), and debt or other obligations. In addition, the subsidiaries are separate and distinct legal entities that are not obligated to pay dividends or make loans or distributions to Puer Products, Inc., whether to enable Puer Products, Inc. to pay dividends on its common stock, and the Series A Mandatory Convertible Preferred Stock or for paying principal and interest on its debt securities or for paying its other obligations, and could be precluded from paying any such dividends or making any such loans or distributions under certain circumstances, including, without limitation, as a result of legislation, regulation, court order, contractual restrictions, including the terms of its indebtedness, or in times of financial distress.

You may be subject to tax with respect to the Series A Mandatory Convertible Preferred Stock even though you do not receive a corresponding cash distribution.

The conversion rate of the Series a Mandatory Convertible Preferred Stock is subject to adjustment in certain circumstances. See "Description of Series A Mandatory Convertible Preferred Stock—Anti-Dilution Adjustments." If, as a result of an adjustment (or failure to make an adjustment), your proportionate interest in our assets or earnings and profits is increased, you may be deemed to have received for U.S. federal income tax purposes a taxable distribution without the receipt of any cash. In addition, we may make distributions to holders of the Series A Mandatory Convertible Preferred Stock that are paid in common stock. Any such distribution may be taxable to the same extent as a cash distribution of the same amount. In these circumstances and possibly others, a holder of Series A Mandatory Convertible Preferred Stock may be subject to tax even though it has received no cash with which to pay that tax, thus giving rise to an out-of-pocket expense. If you are a non-U.S. holder (as defined in "Material United States Federal Income Tax Considerations"), any deemed dividend could be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be set off against subsequent payments or deliveries with respect to the Series A Mandatory Convertible Preferred Stock. See "Material United States Federal Income Tax Considerations" for a further discussion of the U.S. federal tax implications.

Anti-takeover provisions could adversely affect our shareholders.

Provisions of law and of our restated certificate of incorporation and amended bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

THE OFFERING

9.   What is the purpose of this offering?

To raise the necessary funding to launch a new online Shopping Market.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,010.00	$249,970.00
Less: Offering Expenses	$1,001.00	$24,997.00
Net Proceeds	$9,009.00	$224,973.00
Use of Net Proceeds		
Technical Development	$1,500.00	$80,000.00
Research and Development	$200.00	$15,000.00
Sales and Marketing	$1,000.00	$50,000.00
Domain and Hosting	$2,500.00	$12,000.00
Graphic Production	$500.00	$1,500.00
IP Legal Services	$750.00	$10,000.00
General Operating Capital	$2,559.00	$56,473.00
Total Use of Net Proceeds	$9,009.00	$224,973.00

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Shares of Series A Convertible Preferred Stock at $35 per share.

Dividends on the Series A Mandatory Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 6.20%. Declared dividends in cash or, subject to certain limitations, in shares of our common stock, no par value per share, or by delivery, at our election, of any combination of cash and shares of our common stock on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2020, and to, and including, October 15, 2024.

Holders may elect to convert each share of the Series A Mandatory Convertible Preferred Stock into shares of our common stock at a conversion rate of 10 shares of our common stock for each share of the Series A Mandatory Convertible Preferred Stock.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights	
Common Stock:						
	1,000,000	900,000	Yes ☑	No ☐	Yes ☐	No ☑
					Specify:	

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐No

Shares of Series A Convertible Preferred Stock have the following rights, as outlined in section 13 and in the sample purchase agreement at the end of this document.

Dividends on the Series A Mandatory Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 6.20%. Declared dividends in cash or, subject to certain limitations, in shares of our common stock, no par value per share, or by delivery, at our election, of any combination of cash and shares of our common stock on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2020, and to, and including, October 15, 2024.

Holders may elect to convert each share of the Series A Mandatory Convertible Preferred Stock into shares of our common stock at a conversion rate of 10 shares of our common stock for each share of the Series A Mandatory Convertible Preferred Stock.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (32%), Check-list (32%), Venture Capital (16%), DCF- Long Term Growth (10%), and DCF with Multiples (10%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$3,661,703.**

The company has elected to go with a slightly more conservative valuation of $3,500,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

25. What other exempt offerings has the issuer conducted within the past three years?

    The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1)   any director or officer of the issuer;
    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4)   any immediate family member of any of the foregoing persons.

    No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    The founders invested the necessary capital for setting up the business. Procuring all the necessary legal documents and preliminary digital IP assets.

OFFERING STATEMENT

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

286 Shares of Series A Convertible Preferred Stock at $35 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**286**	**$10,010**	**$9,009**
Maximum Amount	**7,142**	**$249,970**	**$224,973**

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Puer Products,Curbside Delivery

Income Statement

For the Years Ending [Dec 31, 2019 and Dec 31, 2018]

Revenue	**2019**	**2018**
Sales revenue	0	0
(Less sales returns and allowances)	0	0
Service revenue	0	0
Interest revenue	0	0
Other revenue	0	0
Total Revenues	**0**	**0**
Expenses		
Corporate set-up	560	0
Domain registration	34	0
Logo development	136	0
Cost of goods sold	0	0
Depreciation	0	0
Employee benefits	0	0
Furniture and equipment	0	0
Insurance	0	0
Interest expense	0	0
Maintenance and repairs	0	0
Office supplies	70	0
Payroll taxes	0	0
Rent	0	0
Research and development	0	0
Salaries and wages	0	0
Software	0	0
Travel	0	0
Utilities	0	0
Web hosting and domains	0	0
Other	0	0
Total Expenses	**800**	**0**
Net Income Before Taxes	(800)	0
Income tax expense	0	0
Income from Continuing Operations	**(800)**	**0**
Below-the-Line Items		
Income from discontinued operations	0	0
Effect of accounting changes	0	0
Extraordinary items	0	0
Net Income	**(800)**	**0**

FP: truCrowd

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

Balance Sheet

Date:

Assets	2019	2018
Current Assets		
Cash	800	0
Accounts receivable	0	0
Inventory	0	0
Prepaid expenses	0	0
Short-term investments	0	0
Total current assets	800	0
Fixed (Long-Term) Assets		
Long-term investments	0	0
Property, plant, and equipment	0	0
(Less accumulated depreciation)	0	0
Intangible assets	0	0
Total fixed assets	0	0
Other Assets		
Deferred income tax	0	0
Other	0	0
Total Other Assets	0	0
Total Assets	**800**	**0**

Liabilities and Owner's Equity		
Current Liabilities		
Accounts payable	0	0
Short-term loans	0	0
Income taxes payable	0	0
Accrued salaries and wages	0	0
Unearned revenue	0	0
Current portion of long-term debt	0	0
Total current liabilities	0	0
Long-Term Liabilities		
Long-term debt	0	0
Deferred income tax	0	0
Other	0	0
Total long-term liabilities	0	0
Owner's Equity		
Owner's investment	15,000	0
Retained earnings	0	0
Other	0	0
Total owner's equity	15,000	0
Total Liabilities and Owner's Equity	**15,000**	**0**

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

A principal executive officer certifying financial statements as described above must provide the following certification**:

CERTIFICATION

I, Eric Sealey, certify that:

1. the financial statements of Puer Products, Inc included in this Form are true and complete in all material respects; and

2. A tax return has not been created because Puer Products has not reached its first necessary report tax year. Fiscal year will end October 31, 2021.

X_____
Chief Compliance Officer

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:

(A)   association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B)   engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C)   engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

FP: truCrowd

OFFERING STATEMENT

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

COVID Relief Disclosures

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering Maximum
In reliance on Reg. CF Rule 201(z)(3) of this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:

curbsidedelivery.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
        10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

        (a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
        (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
        (2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
        (3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
        (b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

Exhibit A: SAMPLE STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____,
by and between Puer Products Inc. ("Seller") and _____ ("Purchaser").
Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS,
Seller is the record owner and holder of shares of the capital stock of Puer Products Inc. (the "Company"), a Colorado Corporation
; and
WHEREAS,
the Parties desire to enter into this Agreement pursuant to which Purchaser
will purchase from Seller shares of capital stock of the Company.
NOW, THEREFORE,
in consideration for the promises set forth in this Agreement, the
Parties agree as follows:
1. PURCHASE AND SALE:
Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser _____ Shares of 6.20 % Mandatory Convertible Preferred Stock, Series A.

Dividends on the Series A Mandatory Convertible Preferred Stock will be payable on a cumulative basis when, as and if declared by our board of directors at an annual rate of 6.20%. Declared dividends in cash or, subject to certain limitations, in shares of our common stock, no par value per share, or by delivery, at our election, of any combination of cash and shares of our common stock on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2020, and to, and including, October 15, 2024.
Holders may elect to convert each share of the Series A Mandatory Convertible Preferred Stock into shares of our common stock at a conversion rate of 10 shares of our common stock for each share of the Series A Mandatory Convertible Preferred Stock.
2.
PURCHASE PRICE:
The purchase price for each convertible preferred share of Stock shall be $35.00 dollars for an aggregate purchase price of $_____ dollars (the "Purchase Price"), to be paid to the Seller via escrow at the closing.
3.
CLOSING:
The closing contemplated by this Agreement for the transfer of the Stock an
the payment of the Purchase Prices shall take place on _____(the "Closing").
The certificates representing the Stock shall be duly endorsed for transfer or accompanied
by an appropriate stock transfer.

4.

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

REPRESENTATIONS AND WARRANTIES OF SELLER:

Seller hereby warrants and represents that:

(a) Restrictions on Stock. The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.

(b) Organization and Standing. To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Colorado and has full power and authority to own and operate its property and assets and to carry on its bus iness as presently conducted.

(c) Capitalization and Voting Rights. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) Authorization;Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company;and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shar es, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) Litigation. The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

 5.

SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER :

(a) Subject to the terms and conditions hereinafter set forth , the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to Thirty Five

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

Dollars and Zero Cents ($35.00). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds;(b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares;(c) the Subscriber may not be able to liquidate it investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop;

(e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any;(b) the Subscriber recognizes the highly speculative nature of this investment;and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company an d any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

FP: truCrowd

Puer Products, dba Curbside Delivery
244 5TH Avenue, Suite #200
New York, NY 10001
+1 (833) 464-3123

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

h) The Subscriber understands that there is no public market for the Shares and that

no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale ther eof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in fo rm substantially similar to the following:

THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber;and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscript ion, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lock-up for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same Lock-Up Period. The foregoing lock-ups shall be

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

applicable regardless of whether the Securities are then registered for re-sale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

i. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Sub scriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law;provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction;or (c) any action, suit or proceeding based on clauses (a) or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction;or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.
6.
SEVERABILITY:

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

BINDING EFFECT:

The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8.

BROKER'S FEES:

The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9.

ENTIRE AGREEMENT:

This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10.

GOVERNING LAW:

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

11.

NOTICE:

Any notice required or otherwise given pursuant to this Agreement shall emailed:

(a) If to Purchaser:

Name _____

Email _____

(b)

If to Seller:

Name: Eric sealey

Email: eric@puerinc.com

12.

WAIVER:

The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written

PURCHASER:

_____

OFFERING STATEMENT

286 Shares of Series A Convertible Preferred Stock at $35 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	286	$10,010	$9,009
Maximum Amount	7,142	$249,970	$224,973

(Name)

_____

(Position)

SELLER:

_____

(Name)

_____

(Position)

_____

Best Regards
Eric